FORM 4

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

☐ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities
Exchange Act of 1934, Section 17(a) of the
Public Utility Holding Company Act of 1935
or Section 30(f) of the Investment Company
Act of 1940

1. Name and Address of Reporting Person* Marino John H.	2. Issuer Name and Ticker or Trading Symbol RailAmerica, Inc. (NYSE:RRA)		6. Relationship of Reporting Person to Issuer (Check all applicable) ☒ Director ☐ 10% Owner ☒ Officer (give ☐ Other (specify title below) below) Vice Chairman Emeritus, Assistant Secretary
(Last) (First) (Middle) 6189 Deer Path Court	3. IRS or Social Security Number of Reporting Person (Voluntary)	4. Statement for Month/Year 01/02	7. Individual or Joint/Group Filing (Check applicable line) ☒ Form filed by one Reporting Person
(Street) Manassas Virginia 20112		5. If Amendment, Date of Original (Month/Year)	☐ Form filed by one Reporting Person
(City) (State) (Zip)
Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock, par value $.001 per share	1-15-02	S		500 (1)	D	$14.10
Common Stock, par value $.001 per share	1-11-02	G		70	D	$0.00
Common Stock, par value $.001 per share	1-9-02	G		100	D	$0.00	80,080	D
							170	I	Children

(Print or Type Response)

FORM 4 (continued)
Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transac- tion Date (Month/ Day/Year)	4. Transac- tion Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercis- able	Expira- tion Date	Title	Amount or Number of Shares
Non-Employee Director Stock Options Right to Buy	$8.75	—	—	—	—	—	4/8/00 (2)	4/8/09	Common Stock, par value $.001	5,000		5,000	D
Non-Employee Director Stock Options Right to Buy	$9.00	—	—	—	—	—	1/1/00	1/1/10	Common Stock, par value $.001	50,000		50,000	D
Non-Employee Director Stock Options Right to Buy	$6.50	—	—	—	—	—	8/30/00 (3)	8/30/10	Common Stock, par value $.001	5,000		5,000	D
  Explanation of Responses

(1)	These sales are pursuant to a “10b5-1 Stock Trading Plan” which was implemented by Mr. Marino in response to the reenactment of Securities Exchange Act of 1934 Rule 10b5-1 by the Securities and Exchange Commission, which permits insiders to establish fixed trading plans when they are not in possession of material nonpublic information and enables an insider to sell shares through a third party broker at specified periodic intervals.
(2)	Thirty three and one-third percent (33 1/3%) of such options became exercisable on each of April 8, 2000 and April 8, 2001 and another thirty three and one-third percent (33 1/3%) of such options will become exercisable on April 8, 2002.
(3)	Thirty three and one-third percent (33 1/3%) of such options became exercisable on each of August 30, 2000 and August 30, 2001 and another thirty three and one-third percent (33 1/3%) of such options will become exercisable on August 30, 2002.

* Intentional misstatements or omissions of facts constitute Federal Criminal Violations.	/s/ John H. Marino	February 11, 2002
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
	**Signature of Reporting Person John H. Marino	Date
Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.